SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

ALLEGRO MERGER CORP.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
01749N 103
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons David D. Sgro
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,859,263 Shares
	6.	Shared Voting Power 0 Shares
	7.	Sole Dispositive Power 2,859,263 Shares
	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,859,263 Shares*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 15.0%
12.	Type of Reporting Person (See Instructions) IN

*This amount includes 1,553,687 shares of Common Stock beneficially owned by Mr. Sgro as Trustee of the Eric Rosenfeld 2017 Trust No. 1 and 684,563 shares of Common Stock beneficially owned by Mr. Sgro as Trustee of the Eric Rosenfeld 2017 Trust No. 2. Mr. Sgro expressly disclaims beneficial ownership of such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, and this Schedule 13G shall not be construed as an admission that Mr. Sgro is the beneficial owner of such shares.

Item 1(a).	Name of Issuer:

Allegro Merger Corp. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

777 Third Avenue, 37th Floor, New York, NY 10017

Item 2(a).	Name of Person Filing:

David D. Sgro.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Mr. Sgro is:

c/o Allegro Merger Corp.

777 Third Avenue, 37th Floor, New York, NY 10017

Item 2(c).	Citizenship:

David Sgro – United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

01749N 103

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution ________________________

Item 4.	Ownership.

(a) Amount Beneficially Owned: 2,859,263 shares of Common Stock.

This amount includes 1,553,687 shares of Common Stock beneficially owned by Mr. Sgro as Trustee of the Eric Rosenfeld 2017 Trust No. 1 and 684,563 shares of Common Stock beneficially owned by Mr. Sgro as Trustee of the Eric Rosenfeld 2017 Trust No. 2. Mr. Sgro expressly disclaims beneficial ownership of such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, and this Schedule 13G shall not be construed as an admission that Mr. Sgro is the beneficial owner of such shares.

This amount does not include 2,500 shares of Common Stock issuable upon the exercise of warrants or 250 shares of Common Stock issuable upon the exercise of rights, none of which are exercisable and will not be exercisable within 60 days.

(b) Percent of Class: 15.0%

The percentage of shares of Common Stock beneficially owned by Mr. Sgro is based on 19,060,000 shares of Common Stock outstanding as of November 14, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 14, 2018.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 2,859,263

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 2,859,263

(iv) Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2019

/s/ David D. Sgro
David D. Sgro

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